Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hardball Beverage, Inc.
805 Orchard Rd
Mt Bethel , PA 18343
http://hardballcider.com

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hardball Beverage, Inc.
Address: 805 Orchard Rd, Mt Bethel , PA 18343
State of Incorporation: PA
Date Incorporated: April 27, 2015

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 5% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based Perks

Tier 1 | $250

Receive one indoor/outdoor removable Hardball Cider sticker+ one metal tree leaf with engraved shareholder's name that will be affixed to our forever Hardball Cider apple tree in our taproom.

Tier 2 | $1000

Receive Tier 1 perks + one stainless steel growler with Hardball logo.

Tier 3 | $2500

Receive Tier 2 perks + one Hardball Cider heavyweight hoody.

Tier 4 | $5000

Receive Tier 3 perks + one Hardball Cider embroidered jersey with your name on the back.

Tier 5 | $10000

Receive Tier 4 perks + 3% bonus shares + 10% off every purchase at the cidery for 1 year.

Tier 6 | $25,000

Receive Tier 4 perks + 5% bonus shares + 25% off every purchase at the cidery for 1 year.

Tier 7 | $50,000

Receive Tier 4 perks + 7% bonus shares + 50% off every purchase at the cidery for 1 year + spend a day with the head cidermaker participating in your own cider-making experience at Hardball Cider in Mt. Bethel, PA. (travel/lodge costs not included).

The 10% StartEngine Owners' Bonus

Hardball Cider will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hardball Beverage, Inc. dba Hardball Cider ("Hardball Cider" or the "Company") was initially organized as Bavarian Kingdom LLC, a Pennsylvania limited liability company on April 27, 2015.

As classic as our favorite sport and giving a nod to our farming heritage, Hardball Cider makes a portfolio of craft hard ciders that swing for the fence. With a 100% apple-based product like Curveball - a sweet, carbonated hard cider - we compete head-to-head every day with the biggest names in the hard cider industry. What differentiates us is that every ounce of our hard cider is pressed from an apple (not a concentrate or juice shipped in) and our all-star line-up of seasonal ciders with flavors like Whitewash (white peach), Hey, Blue! (blueberry) and Caramel Card (caramel apple), which keeps our customers coming back consistently.

Nestled along the Appalachian mountains on the border of Pennsylvania and NJ (20 miles from the Pocono Mountains and Lehigh Valley; 70 miles from NYC and Philadelphia) Hardball Cider is in a prime geographical location to not only operate a taproom, but to wholesale and distribute to some of the largest markets in the northeastern part of the US. Hardball Cider has existing wholesalers in PA and NJ, is under contract with a wholesaler in Maryland. We are actively pursuing opportunities with other wholesalers in our region with the ultimate goal of being a nationally distributed brand.

Business Model

Seven of our starting lineup ciders are available year-round, with specialty ciders in Spring, Summer, Fall, and Winter for 24 flavors in the rotation.

Distribution of 16 oz. cans in four packs, sixtel and half-barrel kegs to three distribution partners within Pennsylvania, NJ, and Maryland.

Operating taproom Friday-Sunday with live music, food trucks, along with our own hard cider, wine, slushies, locally-sourced craft beer, and cocktails overlooking our 80-acre farm and pond from Feb-December. We also sell fresh-pressed cider and slushies for kids and adults who choose not to drink alcohol.

We take our branded trailer and tents to festivals, farmer’s markets, and local events throughout the year to get our product into the hands of our consumers.

Additional self-distribution of cans and kegs in counties where we don’t currently have wholesaler coverage in Pennsylvania.

With the funding coming from this campaign, we anticipate being able to construct a new production facility on the farm which will greatly increase our production capacity and dramatically improve operational efficiencies. Our existing production facility (a bank barn that was built in 1838) will be converted to a much larger taproom and event space including a kitchen serving a farm-to-table style menu.

Hardball Cider sells through various channels to ultimately reach the end consumer. We are currently utilizing corporate-owned retail, self-distribution, and wholesale partner distribution to bring our products to market. Wholesale distribution has been in place since January 2017 and will be a major growth driver for the company in the coming years. This will also allow our products to be offered in states outside of Pennsylvania, which we believe is a huge opportunity this year and one that we will focus heavily upon.

The opportunity to invest exists because we've seen continual YoY growth and demand that we can't begin to fulfill. The craft hard cider market continues to grow as an entire category, but still pales in comparison to the craft beer market. Consumers have become more educated about hard cider over the past 5 years and are actively seeking it out in the marketplace which puts us in a unique position to capitalize on the segment's growth and these newfound consumers. With a proven sales record and demand outpacing our production, an investment would remedy the production capacity constraints, fulfill current consumer demand and allow Hardball to continue pursuing incremental markets as we push toward a national brand.

The farm is a family-owned, Pennsylvania century farm being operated by the 4th and 5th generations of the Deen family. Our owner's great, great grandfather bought the farm in 1898. His grandson would plant the first apple trees and begin pressing cider in 1934 setting the stage for the 4th and 5th generations to expand that business into the present day.

The vision for the company when it first began was to be in every major and minor league baseball stadium in the country. In early 2016, after dozens of e-mails were sent, the Philadelphia Phillies and 3 minor league ball clubs responded and ended up putting Hardball Cider in the ballpark for the next couple of seasons.

All of our ciders are produced on our farm (apples grown, cider pressed, fermented, mixed, filtered, and packaged). When we say "handcrafted", we mean it. We use the motto "Grown. Pressed. Hardened." in our marketing materials because we feel it perfectly summarizes everything that we do to bring our ciders to market.

We operate on the lower level of a barn built in 1838. With the funding from this campaign, we intend to make the upper level our new taproom, where guests can overlook our pond and we can book weddings and other special events.

We make hard cider to continue the agricultural operation that my family began 120 years ago and to keep farming interesting and relevant for future generations. Growing and selling fruits and vegetables is important to sustain a healthy lifestyle, but on our scale, it's extremely difficult to earn a consistent living doing just that.

We have a long family history of growing fruit and making cider. The thing that makes us unique is the attention to the process that makes really high quality cider. We use a rack and cloth style press which is highly labor intensive, but produces a much more flavorful raw cider from which we make our hard cider. We take months, sometimes years, to develop a flavor so that it's as true to the fruit as we can make it while ensuring that it blends seamlessly with the hard cider base that we're mixing with it.

As consumers continue trending towards supporting local, being more health-conscious, and desiring new, refreshing adult beverages, we fit squarely in each of those categories. The large cider producers make overly sweet, made from concentrate-type products. Hardball Cider does exactly the opposite and fresh-presses everything from apple to glass while creating ciders that run the spectrum from dry to semi-sweet to sweet. We can capture market share with our broad, but targeted cider portfolio.

Competitors and Industry

Competition

The main competitors in the hard cider market that Hardball competes against are as follows:

Angry Orchard

Bold Rock

2 Towns

Ace Hard Ciders

1911 Hard Ciders

Blake's Hard Cider

Austin East Ciders

Other regional craft cideries and new market entrants

We differentiate ourselves from these other producers by making a wide array of fruit-forward hard ciders that remain true to the flavor of the fruit on the label (i.e. blood orange tastes like biting into a slice of freshly-peeled blood orange). We also make specialty ciders like Caramel Card that again remain true to the flavor that's stated on the label. We don't take shortcuts in our cidermaking process or in our flavor development just to keep our prices lower. Higher quality ciders and flavor profiles will sell at a slight premium to other mass-market products and keep customers coming back to try other flavors as they are released seasonally.

Market & Industry

The most exciting thing about the hard cider industry is that it's just getting started (again). Hard cider was the drink of choice during Colonial America times, but by the time Prohibition was enacted in 1919, the production of cider in the U.S. had slipped to only 13 million gallons, down from 55 million gallons in 1899. Over the next several decades, the once proud American tradition of cider making was kept alive by only a few local farmers and enthusiasts. In recent years there has been a resurgent interest in cider making and today cider is one of the fastest-growing segments of the liquor industry.

https://cider.wsu.edu/history-of-cider/

Consumers are becoming less confused by hard cider. There are brands in the market like Redd's apple ale and Busch apple that the consumer confuses for hard cider. They are both beers. The term we hear most when talking with customers is cider beer or they ask what alcohol is added to the cider. They don't understand that hard cider is made from apples just like wine is made from grapes. We have a duty to continue educating consumers about those facts, but in the past 2-3 years, we have heard much less of that which bodes well for the industry.

Baseball and softball fanatics and sports fans are the primary market for my suite of products. The secondary consumer target is any hard cider, wine and/or craft beer enthusiast interested in trying a new product. While the secondary target audience has favorite brands or specific varieties they enjoy, they are less brand-loyal and willing to try new products as they continue to expand their palette.

My products are priced so that they can be purchased by a consumer with an average income spanning all age brackets beginning at 21+ years of age. We are currently focusing on growing market share within Pennsylvania, New Jersey, New York and Maryland from a geographical standpoint to support regular deliveries given the current size of the company.

There are approximately 237 million adults in the United States over the age of 21. According to the National Survey on Drug Use and Health (NSDUH), there are approximately 176 million people who have consumed some amount of alcohol in the past 12 months. Taking this one step further, a 2006 poll conducted by CNN/USA Today/Gallup found that 47% of Americans identify themselves as fans of professional baseball. Given this data, the approximate number of people in my target market would be 83 million people or about 25% of the total U.S. population.

The North American cider market is projected to grow at a CAGR of 10.1% through 2026 and reach a valuation of about $4.66 billion, according to a Market Data Forecast report. And as consumers continue to seek out alternative and "health halo" alcoholic beverages, the cider segment is likely to grow further.

Craft cider-making has boomed in the US in recent years, with new producers popping up around the country. Americans are drinking 10 times more cider than they were a decade ago, says Michelle McGrath, executive director of the American Cider Association (ACA). Small brands are now the industry's hottest sector; the regional cider market share grew to 51% in early 2022, up from 29% in 2018, according to Nielsen's most recent cider market review.

Current Stage and Roadmap

Current Stage

Product development began in 2013 with revenue beginning in 2015.

Proof of concept established from 2015-2017 selling at local farmer's markets, cider, beer and wine festivals, and other community events.

Retail tasting room opened to the public at our farm in May 2019

Distributed in 34 of 67 counties in Pennsylvania (3 different wholesale partners), self-distributed within the other counties as accounts are acquired, the entire state of New Jersey (1 wholesale partner), and are in discussions with a Maryland wholesaler as well as other wholesalers within and outside of PA.

Product in distribution since 2016 including a two-year period at Citizen's Bank Park (the Philadelphia Phillies ballpark), 3 minor league baseball stadiums, and had discussions with the NY Mets, Pittsburgh Pirates and Chicago Cubs food and beverage teams.

During the epidemic in 2020-22, utilized 3rd party platform (Vinoshipper.com) to enable shipping to 40 states in the continental US.

Hardball saw its largest single retail sales day in our taproom to date this summer eclipsing $20,000 in a single day (only cider and beer sales; we don't sell food).

Despite a significant difference in a number of reviews, Hardball Cider reached a 3.7 average rating for our 24 flavors on UnTapped* in the Spring of 2022, as compared to Angry Orchard's 3.48 average.

*https://untp.beer/3QJL7

Our Pickle and Pierogi Palooza* event on Aug 20th garnered interest from over 10K followers which was 5x our previous largest event.

A potential investor should be excited about the opportunity to invest in a craft hard cider company that has the expertise and product line-up to become a major player in the national cider market. Today, Angry Orchard is the market leader with over $200M in annual sales. In 2021, the next largest cider company by sales ($30M) is Bold Rock out of Virginia, and coming in third is 2 Towns Ciderhouse from Oregon ($20M).

https://www.statista.com/statistics/300775/us-leading-cider-brands-based-on-dollar-sales/

The good news and where the opportunity lies is that there isn't yet a dominant national craft hard cider brand. Hardball Cider has the product line-up and expertise to scale and become that dominant national brand.

The vision for Hardball Cider is to continue the momentum within the northeast region by expanding distribution of the existing product line and creating the first regional CiderHQ where customers can come visit, tour, indulge in new flavors, and experience tree fruit production firsthand.

Taking this methodical approach of expanding within our region first will allow us to scale production and logistics to ensure that efficiencies are found and implemented, our quality is maintained, and customer demand is fulfilled before new expansion opportunities are pursued. From there, the vision is to expand state by state, again ensuring that the logistical infrastructure and production capacity are in place to seamlessly continue moving towards a national brand rollout. We'll be able to leverage our existing customer network and strength of sales to gain entry into new markets.

The money that we raise will be used to construct a production facility that will allow us to increase our production while planning for future growth as well from a space standpoint. The equipment that we use currently will be moved to the new facility and some larger tanks will be purchased to quickly increase output of our existing products.

If there are remaining funds after finishing the production facility, the barn, where we currently operate, will be renovated and become a 4-season taproom complete with a kitchen/gastropub serving a farm-to-table inspired menu that changes seasonally. This facility would also be used for weddings and other special events which would utilize products produced by Hardball Cider.

Now is the perfect time to invest in Hardball Cider. Our product has been tested for the last 7 years and is well - received in the marketplace as evidenced by YoY sales growth. We're poised to rapidly increase cider production with a couple of key facility improvements and equipment scaled for larger production volumes. Multiple revenue streams already exist from the various sales channels that we've established. The cider market is wide open for a craft producer to step-up, take the reins and dominate on a national level. Hardball Cider has the expertise and strength in our product line-up to be that national craft brand.

The Team

Officers and Directors

Name: Geoffrey Todd Deen

Geoffrey Todd Deen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder
  Dates of Service: April, 2015 - Present
  Responsibilities: I founded Hardball Cider and lead/oversee all production, procurement, sales, marketing and operations for the company. 25K per year salary currently and own 100% of the company stock

Other business experience in the past three years:

- **Employer:** Verizon Consumer Group
  Title: Senior Manager- Accessory Supply Planning

Dates of Service: August, 2020 - March, 2021
Responsibilities: Led a team of planning managers responsible for all accessories purchases, WOS targets, inventory turns, and $150M total inventory value. Worked directly with the accessories forecasting team to review forecasts and ensure weekly supply alignment. Partnered with accessories suppliers on weekly CPFR calls discussing non-derived SKUs, current and upcoming promotional activities, supply plans and forecast changes.

Other business experience in the past three years:

- **Employer:** Verizon Consumer Group
  Title: Group Manager- Consumer Field Marketing
  Dates of Service: August, 2019 - July, 2020
  Responsibilities: Develop hyper-local marketing efforts to promote fios TV and broadband services for the Mid-Atlantic region. Identify opportunities and create strategies to target and grow the fios customer base utilizing segmentation data. Work cross-functionally with peers in other fios regions as well as wireless pillar teams to develop joint marketing experiences for field activations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of certain products in our hard cider portfolio and have only developed samples for our new product lines. Delays or

cost overruns in the development of our new hard ciders and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to ingredients and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

There are several potential competitors who are better positioned than we are to take the majority of the market
The alcoholic beverage industry is well-developed, ever-evolving and highly competitive. There are several regional and national established producers with the talent, financial resources and wholesaler relationships needed to develop and further engrain themselves in a competitive product category/categories. Some of these producers also have well-recognized brand names and established national and international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to create a similar product, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to at present time. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs then the value of your investment would be greatly diminished.

Our current or future products could have spoilage or a packaging defect.
Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is spoilage or a packaging defect that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our keg or can manufacturers will introduce a packaging defect during the manufacturing process that we are unaware of, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry due to the nature of food products; specifically the susceptibility of hard cider to spoilage organisms coming into the processing facility on fresh fruit and other

ingredients that comprise the hard cider recipe. We believe we thoroughly understand the recall process and have established procedures in place to deal with recalls in the future should they be necessary.

We may face wholesale pricing challenges entering new markets
We may discover that our wholesale pricing may be higher than our competitors resulting in challenges entering new markets and, in turn, affect our growth strategy. That could also necessitate the development of new products that could take years in order to create cost-effective alternatives to compete on wholesale cost. It is possible that during the development of these products, one or more issues may arise that could cause us to abandon them. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us
We extend credit terms to some of our wholesale partners outside the state of Pennsylvania. The beverage industry inclusive of suppliers has experienced recent turmoil, including, in particular, can shortages, longer ingredient lead-times, staffing issues, and materials substitutions from outside the U.S. As a result, it is possible that we are doing business today with wholesalers and retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these wholesalers and retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our wholesalers and/or retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

Other craft beverages should be considered competition
Outside of the hard cider category, we also compete with craft beer and the RTD (ready-to-drink) cocktail markets. While each of these categories continues to show growth, it could become increasingly difficult to obtain distribution partners to continue expanding into a regional and national brand. Without importing distributors in states outside of Pennsylvania, continued growth of our brand would dramatically slow and your investment could decrease in value.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Geoffrey Todd Deen	3,199,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 3,199,000 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 3,199,000
Use of proceeds: Founder shares
Date: November 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $412,992 compared to $516,237 in fiscal year 2021. As a result of a greater focus on our retail location and direct-to-consumer sales, revenues grew by nearly 25% year over year. Sales in 2020 and 2021 were both largely capped by our production capacity with an estimated 25% of wholesale channel demand actually fulfilled. In 2021, with the outbreak of the COVID-19 pandemic, consumers were searching for outdoor-friendly spaces where social distancing didn't translate into social deprivation. By creating a safe, open-air environment where food, beverages and live music were able to be enjoyed, we saw sales increase throughout the heart of the pandemic. We believe that retail sales will continue to play an important part in revenue growth moving forward. As we look ahead with the pandemic behind us, our focus needs to shift to follow the consumer to all of the possible points of sale (i.e. grocery stores, convenience stores, local beer distributors, bars and restaurants). This approach will expedite growth while optimizing all sales channels and protecting the business from future drastic changes in consumer purchasing behaviors.

Cost of sales

Cost of Sales for fiscal year 2020 was $135,055 compared to $225,233 in fiscal year 2021. There was an adjustment to change in inventory made in 2020 which reduced the cost of sales by $114,667 otherwise, cost of sales would have decreased year over year by $24,489. Almost 60% of the decrease can be directly attributed to state-mandated COVID restrictions relating solely to the food and beverage industry. Alcoholic beverages for on-premise consumption could only be sold as part of a larger transaction that included a meal. All food transactions had to be run through our registers for several months in order to sell alcohol to customers. We do not sell food, so all food sales were a direct pass-through expense. About 40% of the decrease is attributed to better management of overall production supplies (-$10,292) and diversifying suppliers to gain favorable pricing.

Gross margins

Gross margins for fiscal year 2020 were $277,937 compared to $291,005 in fiscal year 2021. 2021 gross profit increased by $13,068 over 2020 gross profit and gross margins as a percentage of revenues decreased from 67.3% in 2020 to 56.4% in 2021. This decrease in margins was driven primarily by the addition of two large wholesalers in 2021 which had a negative impact on margins in the short-term, but will be vital to long-term growth.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses. Expenses for fiscal year 2020 were $154,381 compared to $329,884 in fiscal year 2021. Approximately $83,000 of the increase was due to increased compensation and benefits costs. The Company hired 3 full-time and 5 part-time employees in 2021 to support production, operations, marketing and sales.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because this raise is primarily going to be used to significantly grow the company which would drastically improve cash flows. Past cash was primarily generated through sales. Our goal is to grow from a local hard cider company to a strong regional cider producer, and, once established regionally, scale to a national brand. Growing strategically from our local market foothold will significantly increase cash flows. While margins will be less than retail margins, drastic volume growth at lower margins will still produce increased cash flow from where the company is today.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2022, the Company has capital resources available in the form of $7,100 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support current and future growth by improving production facilities and increasing production capacity to grow beyond a farm-based, local cidery.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $35,000 for expenses related to compensation ($150,000), insurance ($40,000), and production supplies to create inventory ($225,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $35,000 for expenses related to compensation ($150,000), insurance ($40,000), and production supplies to create inventory ($225,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including capital contributions, lines of credit, contemplated future capital raises, etc.

Indebtedness

- **Creditor:** Clover Capital Advance
  Amount Owed: $31,501.00
  Interest Rate: 0.0%
  Clover Capital Advance in the amount of $40,011 and total repayment amount of $51,615. The lender provides the Company with the merchant advance through credit card processing. No maturity date is set as it's repaid as 25% of credit card sales that are processed through POS system until it's fully repaid. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $31,501 and $0 and entire amount is classified as the current portion.

- **Creditor:** Fundworks
  Amount Owed: $41,864.00
  Interest Rate: 11.0%
  Maturity Date: August 10, 2022
  Fundworks for the purchase price of $32,000 and a repayment amount of $44,480. The maturity date was the completion of thirty-four weekly payments beginning on December 22, 2021 and ending August 10, 2022. The effective interest rate for the fiscal year 2021 is 11%. As of December 31, 2021, and December 31, 2020, the outstanding balance of this kind of financing is in the amount of $41,864 and $0, and entire amount is classified as the current portion.

- **Creditor:** Friends and Family Loan - David Iannotte
  Amount Owed: $50,000.00
  Interest Rate: 0.0%

- **Creditor:** Equipment Loan
  Amount Owed: $154,372.00
  Interest Rate: 4.6%

Related Party Transactions

- **Name of Entity:** David Iannotte.
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: In 2019, the Company received a friends and family loan from David Iannotte. There is no agreement in place and no repayment schedule is set.
  Material Terms: The loan bears an interest rate of 3.5%.

- **Name of Entity:** Geoffrey T. Deen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During 2021, the Company borrowed money from the owner, Geoffrey T. Deen.
  Material Terms: The loan bears no interest rate and has a maturity date set on December 31, 2021. As of December 31, 2021, the outstanding balance of the

loan is $216,650.

Valuation

Pre-Money Valuation: $7,997,500.00

Valuation Details:

Comparable Competitors:

Hardball Cider competes in the craft hard cider market with comparable competitors on the east coast such as Downeast, 1911 Hard Cider, Citizen Cider, Bold Rock Hard Cider, Farnum Hill and Shacksbury Cider. In the midwest and west, Blake's Hard Cider, Austin EastCiders, 2 Towns Ciderhouse, Ace Hard Ciders, and Schilling Ciders amongst others are direct competitors each with a unique approach to their craft cider brands. Of the data publicly available, the top 5 privately held cideries range in production from 550,000 gallons to nearly 1,800,000 gallons with estimated annual sales of $12M to $30M, while our closest competitors in terms of production size range from 10,000 gallons to 60,000 gallons (an estimated $500K to $3M annually).

To determine our pre-money valuation, we compared our growth rate (>20% YoY) against similar-sized cider companies and breweries who have had a similar revenue trajectory and successful crowdfunding raises to arrive at an $8M valuation. Other craft cider and beer producers in a similar position have raised $300K to $1.3M to grow and expand at a rate commensurate with that in which we plan to grow our operations. Based on data referenced from Eqvista, the average revenue multiple for the beverage production/distribution industry is 7.85. Using a combination of current revenues and forward projections, we arrived at a pre-money multiple of 8 given our current growth rate which is expected to increase with larger production facilities and equipment.

Value of IP & Assets:

Hardball Cider is a tangible products company selling draft and packaged craft hard ciders through retail and wholesale channels. While it's difficult to place a value on IP such as our hard cider recipes and cider-making process, we are able to assign value to our assets in terms of equipment and inventory. Hardball Cider has approximately $350,000 currently in assets not including real estate and has no rent expense for retail or production space as both are currently located on the owner's family farm. Of the $350,000 in current assets, $190,000 is production equipment mainly consisting of tanks, a canning line, a keg washer, and kegs/other packaging equipment and materials. The remaining $160,000 is current onhand inventory split between packaged and bulk hard cider ready to be packaged.

Success of Management:

The founder, Geoffrey T. Deen, has been at the helm of Hardball Cider since its inception in 2013. He has taken Hardball Cider from concept to established company with projected revenues topping $1M by end of year 2023; bootstrapping his way from humble beginnings on his family's fruit and vegetable farm. In 2016, Deen was successful in meeting with 3 major league baseball teams and 4 minor league teams ultimately getting Hardball Cider into 1 MLB and 3 MiLB stadiums from 2016-2018 before the teams imposed costly marketing agreements that prevented the continuation of the partnerships. Deen also appeared on the Rachael Ray Show in December 2015 and ended up winning the OnDeck Seal of Approval contest by pitching Hardball Cider to Barbara Corcoran, Rachael Ray and Curtis Stone live on the show. By 2017, the first distribution agreement was signed covering 9 counties in northeastern Pennsylvania and by the end of 2021, three additional distribution agreements were signed adding 29 counties in PA and the entire state of NJ. In mid-late 2022, a Maryland distributor sought out Hardball Cider to begin distribution in MD in 2023.

The retail taproom located at the farm in Mt. Bethel, PA opened in May 2019 and has grown rapidly and steadily despite the pandemic era. From 2019 to 2022, the taproom has seen greater than 430% growth in just 3.5 years going from sales of $67,000 in 2019 to sales of $361,000 in 2022 YTD. Similarly, wholesale sales have grown nearly 200% from $58,000 in 2019 to $172,000 in 2022 YTD with an estimated 25% of wholesale demand actually being fulfilled due to production capacity constraints. By projecting estimated full wholesale channel sales of $688,000 ($172,000 x 4) plus $361,000 in retail sales, total sales would be $1.049M. Applying an 8x multiple to gross sales equates to the $8M valuation.

Expanding the team in 2019 by hiring Kari Painter as head of marketing has helped drive the growth stated above as well as drastically grown our social media presence and increased followers to over 13,000 and counting. Painter has drawn on her prior retail experience to put together unique, creative-themed weekends at the farm and taproom to draw visitors from near and far to experience the ciders and farm setting where they are all crafted by hand.

Rounding out the management team is Todd G. Deen, 4th generation of the family and head of orchard production and operations. Deen has grown up and lived on the farm for nearly 7 decades and has been involved in the farm operations since childhood helping his parents and grandparents. He has been instrumental in maintaining the existing orchards while establishing new ones to keep up with the needs of the hard cider production.

Current Traction:

Hardball Cider has established multiple sales channels - retail, self-distributed wholesale accounts and wholesale partners distributing in multiple states. The retail taproom is open Fri, Sat, and Sun with its main season being from mid-March to early November and continues to welcome tens of thousands of visitors every year with our larger events drawing nearly 3,000 people in a single day. Self-distributed wholesale accounts continue to grow each year as more bars, restaurants, breweries, wineries and distilleries look for a local cider to add to their drink menus. Our existing wholesale partners continue to see sales increase year on year even with our struggles to keep this channel stocked with product. We believe there is great growth opportunity in this channel as we continue to scale production capacity into 2023. Hardball Cider has an established customer base that looks forward to all of the seasonal product releases that happen throughout the year and which keeps the product line-up fresh and exciting. There are plans for new ciders in the coming year which will only further embed the existing customer base while drawing new customers to the brand as consumers seek out new hard cider flavors and well-crafted and developed flavor profiles.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  2.0%
  We will use 2% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's hard ciders in preparation of expansion.

- *Company Employment*
  16.0%
  We will use 16% of the funds to hire key personnel for daily operations, including the following roles: Operations/Production, Sales. Wages to be commensurate with training, experience and position.

- *Working Capital*
  16.5%
  We will use 16.5% of the funds for working capital to cover expenses for the initial launch, product expansion, etc as well as ongoing day-to-day operations of the Company.

- *Facilities*
  40.0%
  We will use 40% of the funds for the construction of a new production facility to accommodate projected growth and for other building improvements to accommodate retail customer growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://hardballcider.com (hardballcider.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/hardballcider

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hardball Beverage, Inc.

[See attached]

HARDBALL BEVERAGE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Hardball Beverage, Inc.
Mount Bethel, Pennsylvania

We have reviewed the accompanying financial statements of Hardball Beverage, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 30, 2022
Los Angeles, California

HARDBALL BEVERAGE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 27,307	$ 6,402
Inventory	97,550	141,705
Prepaids and Other Current Assets	22,216	-
Total Current Assets	**147,073**	**148,107**
Property and Equipment, net	80,826	67,998
Total Assets	**$ 227,899**	**$ 216,104**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 30,269	$ 30,269
Current Portion of Promisssory Notes and Loans	201,295	207,397
Forward Financing	73,364	-
Shareholder Loan	216,650	-
Other Current Liabilities	15,432	4,819
Total Current Liabilities	**537,010**	**242,485**
Promissory Notes and Loans	-	4,900
Total Liabilities	**537,010**	**247,385**
STOCKHOLDERS EQUITY		
Common Stock	10	10
Shareholder Distribution	(287,628)	(54,902)
Additional Paid in Capital	214,539	199,739
Retained Earnings/(Accumulated Deficit)	(236,032)	(176,128)
Total Stockholders' Equity	**(309,111)**	**(31,281)**
Total Liabilities and Stockholders' Equity	**$ 227,899**	**$ 216,104**

See accompanying notes to financial statements.

HARDBALL BEVERAGE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	516,237	$	412,992
Cost of Goods Sold		225,233		135,055
Gross profit		291,005		277,937
Operating expenses				
General and Administrative		318,312		150,808
Sales and Marketing		11,572		3,573
Total operating expenses		329,884		154,381
Operating Income/(Loss)		(38,879)		123,556
Interest Expense		20,935		8,446
Other Loss/(Income)		90		(2,656)
Income/(Loss) before provision for income taxes		(59,904)		117,766
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(59,904)**	**$**	**117,766**

See accompanying notes to financial statements.

HARDBALL BEVERAGE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Shareholder Distribution	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	1,000	$ 10	$ (46,451)	$ 184,739	$ (293,894)	$ (155,595)
Shareholder Distribution			$ (8,451)			(8,451)
Capital Contribution				15,000		15,000
Net income/(loss)					$ 117,766	$ 117,766
Balance—December 31, 2020	**1,000**	**$ 10**	**$ (54,902)**	**$ 199,739**	**$ (176,128)**	**$ (31,281)**
Shareholder Distribution			$ (232,726)			(232,726)
Capital Contribution				14,800		14,800
Net income/(loss)					$ (59,904)	$ (59,904)
Balance—December 31, 2021	**1,000**	**$ 10**	**$ (287,628)**	**$ 214,539**	**$ (236,032)**	**$ (309,111)**

See accompanying notes to financial statements.

HARDBALL BEVERAGE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(59,904)	$	117,766
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		38,613		30,709
Amortization of Intangibles				
Changes in operating assets and liabilities:				
Inventory		44,155		(114,667)
Prepaids and Other Current Assets		(22,216)		-
Credit Cards		-		-
Other Current Liabilities		10,614		1,793
Net cash provided/(used) by operating activities		**11,261**		**35,600**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(57,659)		(40,684)
Purchases of Intangible Assets		6,218		2,739
Net cash provided/(used) in investing activities		**(51,441)**		**(37,945)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		14,800		15,000
Shareholder Distribution		(232,726)		(8,451)
Forward Financing		73,364		-
Borrowing on Shareholder Loans		216,650		-
Repayment of Promissory Note and Loans		(11,003)		(7,478)
Net cash provided/(used) by financing activities		**61,085**		**(929)**
Change in Cash		20,905		(3,274)
Cash—beginning of year		6,402		9,675
Cash—end of year	**$**	**27,307**	**$**	**6,402**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	20,935	$	8,446
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hardball Beverage Inc. was incorporated on May 06, 2015, in the state of Pennsylvania. The financial statements of Hardball Beverage Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Bethel, Pennsylvania.

Hardball Beverage Inc. makes a portfolio of craft hard ciders, a 100% apple-based product. What differentiates them is that every ounce of their hard cider is pressed from an apple (not a concentrate or juice shipped in) and their all-star line-up of seasonal ciders with flavors like Whitewash (white peach), Hey, Blue! (blueberry) and Caramel Card (caramel apple), that keep their customers coming back consistently. Seven of their starting lineup ciders are available year-round, with specialty ciders in Spring, Summer, Fall, and Winter for a total of twenty-four flavors in the rotation. Hardball Beverage Inc. has a prime geographical location to not only operate a taproom, but to wholesale and distribute to some of the largest markets in the northeastern part of the US. Hardball Beverage Inc. has existing wholesalers in PA and NJ, is under contract with a wholesaler in Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, ingredients, packaging and finished goods which are determined using a FIFO (First-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Office Equipment	5 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hardball Beverage Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of cider products to wholesale and retail customers.

Cost of sales

Costs of goods sold include the cost of raw materials and ingredients, packaging, printing, labels, cost of labor, distribution services, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $11,572 and $3,573, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 30, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	53,550	
Wok in progress	44,000	141,705
Total Inventory	**$ 97,550**	**$ 141,705**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Sales Tax Prepaid	22,216	-
Total Prepaids and Other Current Assets	**$ 22,216**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Undeposited Funds	9,429	-
Other current liabilities	6,003	4,819
Total Other Current Liabilities	**$ 15,432**	**$ 4,819**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 172,413	$ 122,722
Office Equipment	6,517	6,517
Leasehold Improvements	61,314	59,563
Property and Equipment, at Cost	**240,243**	**188,802**
Accumulated depreciation	(159,417)	(120,804)
Property and Equipment, Net	**$ 80,826**	**$ 67,998**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $38,613 and $30,709 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000 Common Shares with no par value. As of December 31, 2021, and December 31, 2020, 1,000 shares have been issued and are outstanding.

7. DEBT

Forward Financing

During fiscal year 2021, the Company entered into the finance agreement with:

- Clover Capital Advance in the amount of $40,011 and total repayment amount of $51,615. The lender provides the Company with the merchant advance through credit card processing. No maturity date is set as it's repaid as 25% of credit card sales that are processed through POS system until it's fully repaid. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $31,501 and $0 and entire amount is classified as the current portion.

- Fundworks for the purchase price of $32,000 and a repayment amount of $44,480. The maturity date was the completion of thirty-four weekly payments beginning on December 22, 2021 and ending August 10, 2022. The effective interest rate for the fiscal year 2021 is 11%. As of December 31, 2021, and December 31, 2020, the outstanding balance of this kind of financing is in the amount of $41,864 and $0, and entire amount is classified as the current portion.

Promissory Note and Loans

The Company entered into several Loans agreement with during fiscal year 2021:

					For the Year Ended December 2021				For the Year Ended December 2020			
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Current Portion	Non-Current Portion	Total Indebtedness
Friends and Family Loan - David Iannotte	$ 50,000	0.00%	fiscal year 2019	no maturiry date set	$ -	$ 50,000	$ -	$ 50,000	$ -	$ 50,000	$ -	$ 50,000
Equipment Loan	$ 154,372	4.60%	fiscal year 2018	04/31/2022	$ 7,101	$ 151,295	$ -	$ 151,295	$ 7,101	$ 157,397	$ 4,900	$ 162,297
Total					**$ 7,101**	**$ 201,295**	**$ -**	**$ 201,295**	**$ 7,101**	**$ 207,397**	**$ 4,900**	**$ 212,297**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 201,295
2023	-
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 201,295**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Geoffrey T. Deen	$ 220,701	0.00%	Fiscal Year 2018	12/31/2021	$ 216,650		$ 216,650	$ -		$ -
Total					$ 216,650	$ -	$ 216,650	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. RELATED PARTY

In 2019, the Company received a friends and family loan from David Iannotte. There is no agreement in place and no repayment schedule is set. The loan bears an interest rate of 3.5%.

During 2021, the Company borrowed money from the owner, Geoffrey T. Deen. The loan bears no interest rate and has a maturity date set on December 31, 2021. As of December 31, 2021, the outstanding balance of the loan is $216,650.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 30, 2022, which is the date the financial statements were available to be issued.

As of November 11, 2022, the business legal form changed from a Pennsylvania S-Corp to a Pennsylvania C-Corp with an issuance of additional equity shares totaling 3,200,000 shares.

During 2022, the company entered into Forward Financing agreements with:

- QFS Capital with a net purchase price of $67,497 and a purchase percentage of 18%.
- Forward Financing LLC with net purchase price of $19,305 and a purchase percentage of 10%.
- Barnard & Fifth Capital Group, LLC with a net purchase price of $20,000 and a purchase percentage of 15%.
- Pinnacle Business Funding, LLC has a net purchase price of $23,000 and a purchase percentage of 14%.
- OnDeck Capital with a net purchase price of $43,520 and a purchase percentage of 14%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $38,897, accumulated deficit of $326,032, and liquid assets in cash of $27,307, which is less than a year worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Hardball Cider is not live or open to the public at this moment.

INVEST IN HARDBALL CIDER TODAY!

Grown, Pressed, Hardened.

Hardball Cider is a craft beverage brand with a portfolio of hard ciders being sold in Pennsylvania, New Jersey, and soon to be other surrounding states. Since launching region...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Hardball Cider
HEY, BLUE
CURVEBALL
GROWN, PRESSED, HARDENED.

$0.00 Raised

REASONS TO INVEST

- Hardball Cider has a collection of year-round and rotational craft ciders, and has amassed a loyal fanbase at the local and regional level. We have the expertise to scale and continue to pursue additional, incremental markets as we push Hardball Cider towards becoming a national brand.
- According to the American Cider Association, consumers in the U.S. are drinking 10 times more cider than they were a decade ago. The North American market is expected to be worth $4.6B by 2026 – increasing at a CAGR of over 10% – and small craft brands are fast becoming the focal point of this movement. In early 2022, the regional cider category grew to 51% – up from 29% in 2018.*
- All Hardball Cider products are uniquely handcrafted on-site at the company's Pennsylvania century farm, which has been family-owned and operated for five generations. The Deen family first began planting apple trees and pressing cider in 1934, building a foundation on tradition and quality in our craft beverages.

*Market information provided by the Guardian (source)

Invest Now
$2.50 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$250.00	$8M

THE PITCH

With authentic flavors in every ounce, we offer an all-star lineup of craft hard ciders that swing for the fences. Playing to win in a fast-growing craft beverage market, Hardball Cider sets itself apart from the competition by utilizing local ingredients and traditional press production methods from our own 5th generation family-owned farm.

Hometown Heritage Meets Major League Taste

You'll know it's a Hardball Cider when you take that first sip and it tastes as if you're biting into a crisp apple. For connoisseurs who crave a taste as classic as America's favorite sport, we are committed to creating **craft beverages without compromise**.


STARTING LINEUP
Hardball Cider
CURVEBALL
HEY, BLUE!
WHITEWASH
BEANBALL
SPLITTER

Our **hard ciders** run the spectrum from dry, to semi-sweet, to sweet, but are always made **from 100% fresh-pressed apples**. Hardball's products can be found at retail outlets, restaurants, ballparks, and tap houses throughout the Northeast region, and have become a fan favorite on sites like Untappd, where our assortment scores homerun ratings.


HARDBALL CIDERS CAN BE FOUND AT
Wegmans
ShopRite
GIANT
BUFFALO WILD WINGS
Applebee's GRILL + BAR
...AND MORE!

THE PROBLEM & OUR SOLUTION

An Apple-to-Glass Approach that Preserves Tradition and Promises a Premium Experience

Once considered a staple beverage during Colonial times, **cider and the art of cidermaking have been experiencing a renaissance** in recent years. Today, hard cider is **one of the fastest-growing segments of the liquor industry**, but one that is quickly becoming clouded with products that don't adhere to traditional craftsmanship. Hardball Cider is here to ensure that consumers don't miss out on the time-honored taste and experience of a true American hard cider.


A Cider for Every Season
Hardball Cider
DROPBALL

As an alternative to the many mass-produced, from-concentrate products available, Hardball Cider's goal is to bring craft cider back to its roots. Our process is a labor of love, using traditional rack and cloth press methods to create a robust, raw cider base. Every glass contains the equivalent of **seven whole apples** and we devote months – sometimes even years – to developing our recipes, in order to carefully preserve **a nuanced fruit flavor profile**.


OUR STARTING LINE-UP
CURVEBALL
A crisp and carbonated classic cider, that's sweeter than Junior's swing
HEY, BLUE!
Our blueberry cider with aromas of fresh berry and cobbler
SPLITTER
We split the bat and the sugar to create a less-sweet cider with a crisp apple finish
WHITEWASH
Hardball's year-round bestseller, featuring white peach and a bellini-inspired sparkle
BLACK CHERRY BOMB
A perfectly sweet cider teeming with black cherry and a crisp finish
BEANBALL
A year-round hit oozing with citrus flavor and blood orange aromas

THE MARKET & OUR TRACTION

Batting Above Average in Revenue, Ratings, and Annual Returns

In only a short time, Hardball Cider has seen expansive growth, and as a company we are celebrating a series of promising wins. Since 2019, our **YoY growth has exceeded 20% on an annual basis**, and earlier this year, our taproom saw its largest retail sales run, surpassing **$20K in a single day**. On consumer rating sites our products consistently rank above competitor brands, with Hardball recently achieving an **average rating of 3.7 for our 24 flavors on UnTapped**.


SINCE 2019,
YOY GROWTH HAS
EXCEEDED 20%
ON AN ANNUAL BASIS
AVERAGE RATING OF
3.7 FOR 24 FLAVORS
ON UNTAPPED
LARGEST SALES RUN
SURPASSED $20K
IN A SINGLE DAY

The company's business model encompasses multiple revenue streams – including corporate-owned retail, self-distribution, and wholesale partner distribution to bring products to market – and we have **doubled capacity in the past ten months** to accommodate growing demand. Even so, the call for our offerings is outpacing production and, at present, the company is able to meet only about 25% of our existing market opportunities. In other words, **Hardball is ready to expand!**

WHY INVEST

Help Us Move Up to the Show and Achieve National Brand Status

With additional funding, Hardball is ready to execute a strategic game plan that entails expanding our facilities, upgrading existing equipment, building out our regional headquarters, and continuing to pursue incremental markets, while rounding the bases towards national brand rollout.

This methodical approach will allow us to gain entry into new markets state by state, scale logistics to their utmost efficiency, as well as maintain the product quality our customers have come to know and love. We welcome investors to join our team and help us become a nationally recognized craft cider brand. **Invest today in Hardball Cider on StartEngine!**


JOIN THE TEAM!
Invest in Hardball Cider today and help us scale to national recognition
Hardball Cider
CURVEBALL

ABOUT

HEADQUARTERS	VALUATION
805 Orchard Rd Mt Bethel , PA 18343	**$8M**

Hardball Cider is a craft beverage brand with a portfolio of hard ciders being sold in Pennsylvania, New Jersey, and soon to be other surrounding states. Since launching regional distribution in 2017, the company has seen double-digit annual revenue growth and is now taking steps towards becoming a nationally distributed brand.

TEAM



Geoffrey T. Deen
CEO/Founder, 5th Generation

Geoff has been making hard cider for nearly a decade on his 5-generation family farm. Before turning full-time cidermaker, Geoff spent almost 15 years in the telecom industry in various marketing and supply chain roles launching many of the most popular smartphones and managing a team responsible for over $1B of inventory. Today, as the founder and head cidermaker, Geoff is mainly responsible for day to day operations, sales, and customer relationship management. His team, including girlfriend Kari (Head of Marketing), all play significant roles in the operational activities such as fruit processing, fermentation, and packaging, as well as sales and marketing roles such as social media management, taproom brand ambassadors, and festival team members. It takes the entire team working together to make every flavor of Hardball Cider a high-quality and differentiated player in the rapidly growing hard cider segment. Grown. Pressed. Hardened. Ciders that swing for the fence!



Kari Painter
Head of Marketing and Events

Kari started with Hardball Cider in 2019 helping to give Hardball a marketing facelift through a new website, social media, and photography. She plans all of Hardball Cider's events throughout the year – both onsite and offsite, manages all marketing channels with a keen focus on social media to promote, cultivate and grow a loyal customer base. Additionally, Kari is not afraid to get her hands dirty with apple pressing, fermentation operations, and packaging. Her favorite cider is Riding the Pine[apple] with coconut and favorite reason to work for Hardball is seeing the reactions on her customer's faces when they try our ciders for the first time.



Todd G. Deen

Head of Growing Operations, 4th Generation

For the past 5+ decades, Todd has grown fruits and vegetables as well as pressed fresh cider on the family farm for his retail and wholesale markets. With son, Geoffrey, launching the Hardball Cider brand in recent years, Todd has moved his focus to oversee and manage the orchard operations - growing the highest quality fruit for both fresh and hard cider. Todd has extensive experience in large and small orchard production managing everything from root stock selection, training systems and pruning techniques to site selection, disease management, crop yield and harvesting.

Todd is the person responsible for the idea behind one of the first three ciders that Hardball Cider ever developed - Splitter. He suggested that Geoff take some Fastball (dry hard cider) and mix it with some of their fresh apple cider and so the perfect split between dry and sweet was crafted!

In his spare time, Todd enjoys the performing arts and is an accomplished pianist and musical director for regional and local theater productions.

TERMS

Hardball Cider

Overview

PRICE PER SHARE	VALUATION
$2.50	$8M
DEADLINE	**AMOUNT RAISED**
May 12, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.00	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,235,000.00	COMMON
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
6,000	Common Stock
	MAX NUMBER OF SHARES OFFERED
	494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **Hardball Beverage, Inc.**

Corporate Address : **805 Orchard Rd, Mt Bethel , PA 18343**

Offering Minimum : **$10,000.00**

Offering Maximum : **$1,235,000.00**

Minimum Investment Amount (per investor) : **$250.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **4,000**

Maximum Number of Shares Offered : **494,000**

Price per Share : **$2.50**

Pre-Money Valuation : $7,997,500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 5% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based Perks

Tier 1 | $250

Receive one indoor/outdoor removable Hardball Cider sticker+ one metal tree leaf with engraved shareholder's name that will be affixed to our forever Hardball Cider apple tree in our taproom.

Tier 2 | $1000

Receive Tier 1 perks + one stainless steel growler with Hardball logo.

Tier 3 | $2500

Receive Tier 2 perks + one Hardball Cider heavyweight hoody.

Tier 4 | $5000

Receive Tier 3 perks + one Hardball Cider embroidered jersey with your name on the back.

Tier 5 | $10000

Receive Tier 4 perks + 3% bonus shares + 10% off every purchase at the cidery for 1 year.

Tier 6 | $25,000

Receive Tier 4 perks + 5% bonus shares + 25% off every purchase at the cidery for 1 year.

Tier 7 | $50,000

Receive Tier 4 perks + 7% bonus shares + 50% off every purchase at the cidery for 1 year + spend a day with the head cidermaker participating in your own cider-making experience at Hardball Cider in Mt. Bethel, PA. (travel/lodge costs not included).

The 10% StartEngine Owners' Bonus

Hardball Cider will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The seeds of Hardball Cider were unknowingly planted very early in my lifetime. The first time that I can ever remember making cider was with my parents. I was just tall enough to stand on an upside-down milk crate and flip the lever on the wall for the pump while my Dad was pressing cider. That’s how the cider part began over 35 years ago. The Hardball part was also rooted more than 30 years ago when I picked up a baseball for the first time and it's remained a part of me ever since. That's where the idea for Hardball Cider really began.

Today, we are a growing craft cidery with distribution throughout a large part of Pennsylvania and New Jersey with plans to continue expanding within the Northeast region in the short term. With over 20 different ciders released each year, our core product line-up provides a solid foundation for sales while customers also wait in anticipation for our very popular seasonal cider releases.

With your investment, we will begin construction on a production facility at our farm to greatly increase our production capacity. This will allow us to fulfill our existing demand while future-proofing the company for continued growth regionally and eventually on a national scale. When I first started the company, the dream was to be in every major league and minor league ballpark in the country (along with all the bars, restaurants and distributors in-between) and while aspirational, we are determined to continue pursuing that dream. Invest in Hardball Cider today and you too will be making ciders that swing for the fence!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.